UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of July 2005

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: July 8th, 2005	By:	/s/ David Newman

(Signature)

David Newman
Director

Austral Pacific Operations and Corporate Update

Wellington, New Zealand – July 8, 2005 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; AMEX : AEN)

Cardiff-2A Testing Program

Operations to clear the production tubing have been partially completed, with significant progress; and will be completed next week following the return of the coil tubing unit from a short operation for another operator.

Cheal-A3X Production Testing

Production of oil from the Cheal-A3X well is continuing at stable rates with more than 16,000 barrels of oil and negligible associated water having been produced since testing of this well commenced in late May.

Seismic Surveys

The 45 km ( 27 mile) seismic survey over the Salmon Prospect in onshore Canterbury Basin (New Zealand) permit PEP 38256 (Austral : 46%, operator) has now been successfully completed.

Supplejack-1 Well

The Supplejack-1 well in PEP 38741 (Austral : 30%, operator) is scheduled to commence drilling on or about July 20. The ODE 19 rig will be used to drill to a Target Depth of 2600m (8,500 feet) to test targets at Urenui and Moki levels defined by the Kaimata 3D seismic survey.

Corporate Update

The Company has extended 600,000 previously granted management incentive options for two years until July 6, 2007. The option exercise price of these options has been re-priced upwards from US$1.00 to US$1.10 and US$1.20 each year over the two year extension period. The extension was made in conjunction with, and subject to, an application for an upgrade of the Company's listing on the TSX Venture Exchange from Tier 2 to Tier 1 status.  In other corporate developments, Mr Zinkhofer, a director since 2001, is stepping down from the Board for what is expected to be a relatively short period in order to allow him to focus on a resolution of certain personal matters.

CONTACT: Investor Relations: tel: +1 561 837 8057 ext 2

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.